Exhibit 99.1

Glass House Brands Announces Appointment of John ‘Jay’ Nichols Jr. to its Board of Directors

- Company welcomes accomplished insurance and reinsurance executive with expertise in operations, financial reporting and corporate governance

LONG BEACH, CA and TORONTO, May 20, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced the appointment of former Protective Insurance Company Chairman and Interim CEO, John “Jay” D. Nichols Jr., as the newest member of the Company's Board of Directors, effective immediately.

Kyle Kazan, Co-Founder, Chairman and CEO of Glass House stated, "We are very pleased to welcome Jay to the Glass House Board. He is an innovative leader with substantial experience in growing and transforming companies that have strong regulatory oversight. Jay’s insights will be invaluable as we continue to aggressively expand, especially considering recent industrywide developments related to the potential rescheduling of cannabis. In addition to his impeccable business resume, Jay’s interests and scope of achievement include sporting and the arts. During his college career, Jay led his ski team to a top ten finish at the National Collegiate Ski Association championships. He is currently a member of the Board of Governors of the Parsons School of Design.”

Mr. Nichols is an accomplished insurance and reinsurance executive with more than four decades of experience. Most recently, Nichols served as Chairman of the Board and Interim CEO – by request of the board – at Protective Insurance Company, where he oversaw the acquisition of the company by Progressive Insurance Company. Prior to that, he was the CEO of Axis Reinsurance Ltd., where he was tasked with the turn-around of the company’s global reinsurance business after significant losses in 2011. Before this, Nichols spent 15 years at RenaissanceRe Holdings Ltd, eventually serving as President of RenaissanceRe Ventures. After having joined as the Controller in 1995, Mr. Nichols spearheaded the company’s growth via strategic acquisitions and joint ventures. He also previously held senior executive and financial reporting positions at Hartford Steam Boiler and Monarch Life Insurance Company, and at the leading international forensic accounting firm, Matson, Driscoll & Damico.

"Given the changes underway in the federal regulatory regime, this is a particularly exciting time for the cannabis industry,” said Mr. Nichols. “I look forward to contributing my expertise in corporate strategy, operations and finance to help the Board and the executive team achieve even greater growth and long-term profitability. Glass House Brands has developed a transformative business model in a rapidly changing industry, positioning the Company well to significantly expand its platform and value proposition.”

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, that Jay Nichol’s insights will be invaluable as the Company continues to aggressively expand, especially considering recent industrywide developments related to the potential rescheduling of cannabis; and Glass House Brands has developed a transformative business model in a rapidly changing industry, positioning the Company well to significantly expand its platform and value proposition. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: (212) 896-1233

E: GlassHouse@kcsa.com